FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 16 AUGUST 2004
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___      No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

6-K ebookers plc announces QUARTER 2 financial results	16 August 2004	48 Pages

FINAL

ebookers announces quarter 2 financial results

16 August , 2004 - ebookers plc (Nasdaq - EBKR, LSE - EBR) the pan-European online travel agency today announces financial results for Quarter 2, and the Half Year to 30 June 2004.

Highlights for Quarter 2 (UK GAAP) (1)

•	Gross sales (2) £136m (Q2 03: £118m). Like-for-like growth(3) 30%.
•	Turnover (before exceptional item) up 16% to £17.3m (Q2 03: £14.9m). Like-for-like growth (3) 28%.
•	Loss before tax improves to £6.4m. (Q2 03: £6.9m)
•	Margin (4) improves to 12.8% with increased non-air sales (Q2 03: 12.6%).
•	Quarter 3 trading from 1 July to date has been encouraging and in line with our expectations

Highlights for Quarter 2 (US GAAP) (1)(5)

•	Gross sales (2) £135m ($245m) (Q2 03: £118m)
•	Revenue £15.8m ($28.7m) (Q2 03: £14.2m)
•	Net loss £3.8m ($7.0m) (Q2 03: £14.9m)

Michael Healy, CFO ebookers plc commented:

“These are encouraging results in our seasonally weaker quarter. We are investing in new online products and technology to help drive growth and improve profitability in the future. This is reflected in this quarter with an improving margin and non-air product mix. We are also focusing on reducing costs through the implementation of our restructuring and integration programme with results expected from the third quarter.”

Dinesh Dhamija, CEO ebookers plc commented:

“ebookers is delivering high levels of growth in our core online business and transferring its focus away from less profitable offline channels. At the same time we are increasing investment in online technologies, particularly higher margin non-air products such as hotels, cars and insurance. This investment is creating a strengthened platform for longer term growth.”

These footnote references apply throughout the document

(1) Certain Quarter 2 2003 amounts have been restated wherever necessary for comparative purposes. Consequently balances as at June 30, 2003 and for the half-year then ended have also been restated. Please refer to Note 5 for UK GAAP and Note 8 for US GAAP.
(2) Gross sales represents the total transaction value of all our services to our customers. See Note 1 of UK GAAP for full details. Gross sales under US GAAP are lower than under UK GAAP due to the differing accounting treatment of sign on fees from GDS contracts.
(3) Like-for-like represents underlying growth after eliminating the effect of divested or closed offline shops. We believe this gives a reasonable year-on-year comparison of the underlying trends in our business.
(4) Margin is defined as turnover as a percentage of gross sales after adjusting for the effect of exceptional items (See Note 3 of UK GAAP).
(5) As our reporting currency is British £ sterling, we present comparative results for Quarter 2 2003 and Quarter 2 2004 in £ sterling. Solely for the convenience of the reader the financial information for the most recent financial period is also expressed in US dollars translated at a rate of £1: US $1.8126, which was the US Federal Reserve Bank of New York noon buying rate on 30 June 2004. No representation is made that the amounts shown could have been, or could be, converted into US dollars at that, or any other rate.

Chairman’s Statement Summary

In Quarter 2 and the Half Year, we delivered high internet growth and increased our investment in the online areas of our business, especially the sale of higher margin non-air products. For the quarter we delivered strong like-for-like gross sales growth of 30%, despite a slow trading environment for long and mid haul travel in June due to the European football championships.

We also continued to close down less profitable parts of our offline business. From the beginning of the year we have sold or shut 9 retail outlets in the UK and Holland. This follows ebookers’ business strategy of acquiring offline travel companies for their product content, transferring their offline business to the internet, and then eliminating any remaining low profit elements that are not suitable for online conversion. The cost-saving impact of these recent closures is expected from Quarter 3.

As a result of this strategy, we delivered high internet growth and the proportion of our business that is online or web-enabled significantly increased.

European market demand for online travel remains strong.

Internet drives organic sales growth

Quarter 2 saw very encouraging sales growth.

ebookers categorises its gross sales in three ways.

(i)	Online sales. These are fully automated web bookings.

(ii)	Web-enabled sales. These are web-originated bookings or internet bookings involving a phone call or web-chat.

(iii)	Offline bookings. Bookings made via shops or telephone.

During the quarter online gross sales grew by 62% year-on-year. This is ahead of independent estimates of the growth of the total online travel market.

(e.g. PhocusWright estimate European online growth of 55% in 2003-4).

Web-enabled gross sales also grew strongly by 47%.

Offline business gross sales decreased by 15%. Nine shops have been sold or closed in the year to date.

Shift of business to the internet

We continue to make significant progress in the conversion of offline acquisitions to high growth internet channels.

Gross sales mix:

	Q2 04	Q2 03
Online	38%	27%
Web-enabled	18%	14%
Offline	44%	59%

Unproductive offline costs are being eliminated and investment is being directed towards high-growth online businesses.

During Quarter 2, expenditure on less profitable offline business units decreased, including a reduction in employees and property costs. These decreases are the initial effect of the cost-reduction programme announced earlier in the year. We expect a greater impact from this to come through from Quarter 3 onwards.

At the same time, we continued to make significant investments to create a new platform for long term growth and profitability. The majority of additional expenditure was on new internet technology, as well as strengthening key management particularly in higher margin non-air business lines.

Non-air online businesses

Non-air businesses are a key priority. We have given main product areas separate management and increased levels of investment.

During Quarter 2 2004, hotels performed well (www.hotelbookers.com), delivering a margin of 33% and turnover growth of 46% year-on-year. To further develop ebookers’ longer term hotel strategy, Ranjan Singh recently joined ebookers as Managing Director of Hotels. Previously he was Director of Lodging Demand for Expedia, Europe.

“Insurancebookers” technology (www.insurancebookers.com) is now live in the UK, with enhanced technology and usability on a dot.net platform. For Quarter 2, insurance sales delivered a margin of 58% and turnover grew 80% year-on-year. We plan to roll out the new insurance booking technology to all of ebookers’ European websites.

Our new “Carbookers” carbooking engine (www.carbookers.com) has now been rolled out to 12 out of 13 operating countries. We are negotiating to white-label Carbookers’ technology and fulfilment to third parties and have rolled out a number of operational enhancements in the quarter, including one-way rental and additional driver capability. For Quarter 2, car sales delivered a margin of 20% and turnover grew 12% year-on-year.

Customer facing technologies

Successful internet growth is being driven by the continual roll-out of new customer-facing technologies. Recent developments include “Click to talk” website functionality, an innovative Round the World online travel planner, as well as online virtual tours of leading destinations. We also teamed up with T-Mobile and Orange to now offer customers online flight booking functionality via their mobile phones.

Systems integration

ebookers continues to invest in systems integration and standardisation. This is aimed at increasing efficiency, scalability and productivity. We recently rolled out a global centralised voice and data system in conjunction with CCT and Avaya.

India BPO

Tecnovate, our Indian Business Process Outsourcing (`BPO’) facility services ebookers’ business. In addition, the BPO now has 100 pilot seats for third party clients out of a total of 800 employees.

With further progress towards third party revenue streams, the management of the BPO has been significantly strengthened, including an experienced Head of Marketing who will be based in the US to market Tecnovate’s services to American firms.

Board changes

Peter Liney, Group Commercial Director and Executive Director, is leaving ebookers to pursue new challenges with effect from today. Peter joined ebookers with the acquisition of Travelbag in February 2003 and his leaving follows the completion of the first phase of the integration process. We wish him every success with his future plans and thank him for his committed service.

In July, we announced the appointment of Jim Treacy, former President and Chief Operating Officer of Monster Worldwide as a Non-Executive Director. We also announced that Jeffrey Sampler had stepped down from his Non-Executive position after four years of committed service.

In addition, in July we also announced that, as part of an ongoing programme of restructuring the Board, the Company has engaged a search and selection firm to put forward candidates for the appointment of a Non-Executive Chairman.

Current trading

Following the slow travel market in June, in part because of the Euro 2004 football championship, Quarter 3 trading from 1 July to date has been encouraging and in line with our expectations.

We continue to focus on long and mid haul destinations and are well positioned to benefit from the recovery of the long haul sector. Optimism for this sector was confirmed by the recent BAA

UK Airport Traffic Summary statistics for July 2004, which stated that the long haul sector saw a healthy increase during the year to July with traffic back to pre-11 September 2001 levels.

Dinesh Dhamija
Chairman & Chief Executive Officer
ebookers plc

Financial review (UK GAAP)

The following items for prior periods have been restated - please refer to Note 5 of the UK GAAP financial statements for full details:

Profit and loss account

Turnover, general and administrative expenses, exceptional items, operating loss, finance charges (net), tax charge on profit(loss) on ordinary activities and profit(loss) on ordinary activities after taxation.

Balance sheet

Tangible assets, net current assets (liabilities) and equity shareholders funds.

Gross sales and turnover

Quarter 2 gross sales increased 15% year-on-year to £136m, in a seasonally weaker quarter (Quarter 2 2003: £118m) due entirely to organic growth following the acquisition of Travelbag in February 2003. Online gross sales increased 62% year-on-year, web-enabled gross sales increased by 47% and the offline part of our business decreased by 15%. Like-for-like, gross sales growth was 30% compared to Quarter 2 2003.

For the Half Year, gross sales increased by 30% year-on-year to £295m (H1 2003: £227m). For the Half Year 2004, the results included Travelbag for the entire period, whereas in the first six months of 2003 included Travelbag only from February onwards, the effect of which was £18m of gross sales. Online gross sales increased 71% year on year, web-enabled gross sales increased by 41% and the offline part of our business increased by 6%. Like-for-like, gross sales growth was 30% compared to H1 2003.

Excluding the effect of exceptional items, turnover was up 16% year-on-year for Quarter 2 to £17.3m (Q2 2003: £14.9m). For the Half Year turnover (excluding exceptional items) was up 32% year on year to £38.4m (H1 2003: £29.2m); the effect of including Travelbag for the full period in 2004 was £2.5m. Like-for-like, turnover growth was 28% and 29% for the quarter and half year respectively.

In Quarter 2 2004, 34% of our turnover was non-air (Q2 2003: 31%). Our target remains a 50% non-air mix. Air margin for Quarter 2 remained firm at 9.9% (Q2 2003: 10.2%), which reflects ebookers’ emphasis on higher margin long and mid haul destinations. For the half year, 33% of turnover was non-air (1H 2003: 31%).

Excluding the effect of exceptional items, Quarter 2 margin increased year-on-year from 12.6% in Quarter 2 2003 to 12.8% in Quarter 2 2004, reflecting a change in product-mix to include higher margin non-air sales. For the half year, margin was 13.0% (1H 2003: 12.9%).

Adjusted net operating costs (1)

Adjusted net operating costs were £18.7m for Quarter 2 2004, an increase of 18% year-on-year from £15.9m in Quarter 2 2003. Such increase was mainly due to increased spending on our internet business. The benefits of this upfront investment are expected to accrue in future periods. We have recruited key members of the management team, particularly in non-air and technology operations and expanded our online marketing budget. In addition recent investments in technology, including a new integrated voice and data network, and non-air technologies, have resulted in increased depreciation costs in Quarter 2 2004.

The cost reduction programme announced with our Quarter 1 2004 results is aimed at eliminating less profitable parts of our offline business. This had a limited impact in Quarter 2 2004 with a reduction in offline sales and property costs of £0.7m, although a greater impact of this programme is expected from Quarter 3 2004 onwards.

For the Half Year to 30 June 2004 adjusted net operating costs were £38.7m compared to £30.4m in the prior year period as a result of an increase in marketing costs and strengthening the online management team.

Sales and marketing

Sales and marketing costs were £9.2m in Quarter 2 2004, compared to £8.4m in Quarter 2 2003. This was due to increased online marketing costs including additional search engine placement spending.

Sales cost was £5.4m in Quarter 2 2004 compared to a similar level in Quarter 2 2003 and £6.5m in Quarter 1 2004. This decrease from Quarter 1 2004 results from a reduction in the sales force relating to the less profitable parts of our offline business. Marketing spending was £3.8m in Quarter 2 2004 compared to £3.1m in Quarter 2 2003 as we increased our online marketing spending.

Sales and marketing costs were £20.6m in the six months ended 30 June 2004 (H1 2003: £16.0m). Again, this increase was predominantly due to increased online marketing spending.

Technology

Technology spending in Quarter 2 2004 was £1.3m, slightly higher than Quarter 2 2003 (£1.1m). Technology spending was £2.5m for the six months in H1 2004, the same level as in 1H 2003, and continues to drive developments in our online business model.

General and administrative

General and administrative costs were £6.6m in Quarter 2 2004, a slight reduction compared to £6.7m in Quarter 2 2003. This reflects the offsetting effects of the initial savings from our restructuring programme and the strengthening of senior level management, particularly in our operations technology and non-air businesses.

For the six months to 30 June 2004, general and administrative costs were £12.0m (H1 2003: £10.6m) due to the cost of increasing infrastructure to support key high-growth products.

Depreciation and net finance charges

Depreciation was £1.4m in Quarter 2 2004 compared to £1.0m in Quarter 2 2003 due to increased capital expenditure particularly on key technology implementations, a new voice and data network, website development costs and non-air technologies to support new products.

Depreciation for H1 2004 was £2.9m compared to £1.6m in H1 2003 due to increased capital investment in 2003 and 2004.

Net finance charges for Quarter 2 2004 was a charge of £42,000 compared to a net charge of £111,000 in Quarter 2 last year. This reflects the net effect of interest expense (£412,000) and interest income (£315,000) together with exchange gains.

Net finance charges for H1 2004, was a charge of £124,000 compared to a net credit of £178,000 in H1 2003 (including a net credit of £289,000 in Quarter 1 2003).

Adjusted pre-tax loss (2)

Adjusted pre-tax loss increased to £1.4m in Quarter 2 2004 compared to a loss of £1.0m in Quarter 2 2003. This increase was mainly due to increased net adjusted operating costs following greater investment on the online parts of our business as explained above. Although the online parts of our business have incurred launch costs, they are not expected to generate significant returns until future periods. In addition, the benefits of the restructuring programme will not be fully realised until later in 2004.

For the Half Year the adjusted pre-tax loss was £0.2m, a reduction from H1 2003 (loss of £1.1m).

Amortisation and stock compensation cost

Amortisation decreased from £2.3m in Quarter 2 2003 to £2.0m in Quarter 2 2004 as the goodwill associated with earlier acquisitions approached the end of its write-off period. Stock compensation cost in Quarter 2 2004 was £0.1m and did not vary significantly from Quarter 2 2003.

Exceptional items

Exceptional items in Quarter 2 2004 were £2.3m compared to £2.2m in Quarter 2 2003. Exceptional items in Quarter 2 2004 include: (1) £1.0m provision for contract contingencies and (2) £1.3m restructuring costs, of which £0.6m was in respect of accelerated depreciation.

For H1 2004 exceptional costs were £3.5m compared to £6.1m in H1 2003. For H1 2004 additional exceptional items to those in Quarter 2 were: (1) £2.0m of restructuring costs, of which £0.6m was due to accelerated depreciation, (2) £0.1m of goodwill impairment relating to our Dutch business, and (3) the credit of £1.0m of an award waived by Tani Dhamija, a Director. For H1 2003, exceptional items related mainly to stock compensation charges (£3.6m) and acquisition and integration costs associated with the acquisition of Travelbag (£1.9m).

Exceptional profit on disposal of business for H1 2004 was £2.8m pertaining to the sale of The Adventures Company (£2.7m) and partial disposal of our Dutch business (£0.1m).

Loss on ordinary activities before taxation and loss per share

Loss on ordinary activities before taxation for Quarter 2 2004 was £6.4m compared with £6.9m for Quarter 2 2003. The company’s fully diluted loss per share was 10.01 pence per share in Quarter 2 2004 compared to 10.71 pence in Q2 2003.

Loss on ordinary activities before taxation for H1 2004 was £5.2m improving from a loss of £11.7m for H1 2003. Diluted loss per share was 8.16 pence for H1 2004 compared to 19.21 pence in H1 2003.

Taxation, minority interest

There were no material tax or minority interest charges in Quarter 2 or in the first half of 2004.

Balance sheet and cashflow statement

Cash at bank and in hand stood at £49.5m at 30 June 2004 compared to £56.1m at 30 June 2003 and £51.3m at 31 March 2004. The year-on-year decrease was principally due to an increase in capital expenditure and a reduction in the average payment period for creditors.

Intangible assets have decreased to £46.7m at 30 June 2004 compared to £48.7m at 31 March 2004 reflecting amortisation charges for the quarter of £2.0m.

Tangible assets have decreased to £15.9m compared to £16.7m at 31 March 2004. This results from depreciation charges for the quarter totalling £1.4m offset by capital expenditure, particularly on our online sales platforms and infrastructure, including web development and the installation of a new global voice and data network.

Changes in working capital reflect trading performance in the quarter and the impact of a change in airline ticketing policy in 2003 as discussed in the Quarter 1 2003 announcement.

Other Matters

On 13 August 2004, Tecnovate and its direct parent, Gate Pacific (a wholly owned subsidiary of the Company), entered into an incentive arrangement with Prashant Sahni, MD of Tecnovate, whereby he will be rewarded for realizing value in respect of Tecnovate’s business and developing strategies for the business, and furthermore, he may receive a supplemental award for generating third party customers for Tecnovate’s services. Both parts of this potential award, which are subject to stringent performance requirements, could in aggregate accrue up to 5% of the value of the Tecnovate business.

Note on turnover or revenue recognition policy

There are broadly three types of turnover or revenue recognition within the travel industry. Revenue that is recognised on a booked basis, revenue that is recognised on ticketed basis and revenue that is recognised on a departure basis. ebookers recognises revenue on a ticketed basis. We believe that this is the appropriate approach, as we only issue the supplier ticket (e.g. airline ticket, hotel or car voucher) once we have received customer payment and when ticketed, the risk is passed onto our suppliers. If a customer does cancel after a ticket or voucher is issued our revenue is not substantially at risk as our cancellation fees are usually equal to our revenue margin.

Departure-based recognition is common among direct travel suppliers such as airlines, hotels and tour operators with their own airlines and hotels. This is because, in contrast to agents such as ebookers, they have not fulfilled their obligations to the customer until the departure date.

Adjusted net operating costs include sales and marketing costs, general administrative expenses and depreciation/amortisation charges but exclude exceptional items, stock compensation costs (including National Insurance relating to share options) and goodwill amortisation.

Adjusted pre-tax profit/(loss) provides, in management’s view, further information regarding the underlying operating performance of the business and is calculated before exceptional items, amortisation of goodwill, stock compensation costs (including National Insurance relating to share options) and net finance charges.

Financial review - US GAAP

The following items for 2003 periods have been restated - please refer to Note 8 of the US GAAP financial statements for full details:

Profit and loss account

Revenue, income/(loss) from continuing activities before taxation and net income/(loss).

Balance sheet

Current assets, total assets, current liabilities, total liabilities and shareholders’ equity.

Gross sales

Gross sales for Quarter 2 2004 increased 14% year-on-year from £118m for Quarter 2 2003 to £135m due entirely to organic growth following the acquisition of Travelbag in February 2003. Online gross sales increased 60% year-on-year, web-enabled gross sales increased by 47% and the offline part of our business decreased by 15%.

For the Half Year gross sales increased by 29% year-on-year to £293m (H1 2003: £227m) in the six months ended 30 June 2003 due to organic growth and £18m of the increase attributable to the inclusion of a full six months of Travelbag in the first six months of, or H1, 2004 compared to five months in H1 2003. Online gross sales increased 70% year on year, web-enabled gross sales increased by 41% and the offline part of our business increased by 5%.

Revenue

Revenue increased 12% year on year from £14.2m in Quarter 2 2003 to £15.8m in Quarter 2 2004. Revenue was driven by online sales growth. Online revenue increased 44% year-on-year, web-enabled revenue increased by 55% and, following on from our cost restructuring program, revenue for the offline part of our business decreased by 11%.

Quarter 2 margin declined slightly year-on-year from 12.0% in Quarter 2 2003 to 11.7% in Quarter 2 2004. The key reason for this is that our air business includes an increasing proportion of revenue derived from performance-related incentive payments from airlines rather than fixed-percentage commission-based revenue. This has the effect of reducing our margin until the revenue can be recognised on meeting pre-defined performance targets. This was partially offset by a change in product mix to include more higher margin non-air sales in Quarter 2 2004.

For H1 2004 revenue increased by 26% to £36.2m from £28.7m in H1 2003, again driven by high online growth. Online revenue increased 54% year-on-year, web-enabled revenue increased by 46% and revenue for the offline part of our business increased by 10%.

Operating expenses

Operating expenses decreased from £29.0m in Quarter 2 2003 to £19.8m in Quarter 2 2004. The main reason for this reduction was a decrease in stock compensation cost included in general and administrative costs as explained below. For the Half Year operating expenses decreased from £38.5m in H1 2003 to £36.0m in H1 2004, primarily as a result of a decreased stock compensation cost partially offset by higher marketing and sales costs and increased depreciation charges. Our stock compensation cost varies depending on the company’s share price at each reporting date.

Marketing and sales costs were £9.2m in Quarter 2 2004 compared to £8.6m in Quarter 2 2003. This was due to increased online marketing expenses including additional search engine placement expenses. For H1 2004, costs increased by 25% to £20.4m from £16.3m in H1 2003 for similar reasons to the above.

General and administrative expenditure, including the stock compensation expense, was £6.1m in Quarter 2 2004 compared to £16.4m in Quarter 2 2003. The main reason for this reduction was a decrease in stock compensation cost from £11.0m in Quarter 2 2003 to a credit of £0.8m in Quarter 2 2004. For H1 2004 general and administrative costs decreased by 54% to £7.4m from £16.2m in H1 2003, primarily as a result of the stock compensation cost being a credit of £4.9m in H1 2004 compared to a charge of £2.5m in H1 2003.

Depreciation cost increased from £1.0m in Quarter 2 2003 to £1.4m in Quarter 2 2004 due to increased capital expenditure particularly on key technology implementations, a new voice and data network, website development costs and non-air technologies to support new products. Depreciation cost was £3.0m for H1 2004 compared to £1.6m in H1 2003 for similar reasons.

Restructuring charges and impairments totalled £1.7m in Quarter 2 2004 compared to £1.9m in Quarter 2 2003 and £2.7m for H1 2004 compared to £1.9m for H1 2003. H1 2004 charges reflect the ongoing restructuring programme announced earlier in 2004.

Product technology and development costs were £1.3m in Quarter 2 2004 compared to £1.1m in Quarter 2 2003. In H1 2004 costs were a similar level to H1 2003 at £2.5m.

Other gains/expenses, net

During Quarter 2 2004 ebookers disposed of offline parts of its Dutch business resulting in a gain on disposal of £0.2m.

(Loss)/income from continuing operations

Loss from continuing operations was £3.8m in Quarter 2 2004 compared to a loss of £14.9m in Quarter 2 2003, predominantly due to a lower stock compensation expense in Quarter 2 2004.

For the six months ended 30 June 2004 income from continuing operations was £0.3m (H1 2003: loss of £9.7m). Again this improvement was predominantly due to a lower stock compensation expense in H1 2004.

Discontinued operations

In Quarter 2 2004 and Quarter 2 2003 there were no discontinued operations.

On 11 March 2004, we executed the sale of The Adventure Company, formerly Travelbag Adventures (“Adventures”) to First Choice Holidays plc for cash consideration of £3.6m, including retained cash from the business of £0.5m. Adventures sold escorted tours for groups - a difficult business to fulfil online - and consequently, Adventures was sold as we determined that the business was non-core to our online strategy.

As a result of the sale, we recognized a gain on the sale of Adventures of £3.0m, which was included in income from discontinued operations on the income statement. Adventures was a component of the Travelbag segment in our financials for fiscal year 2003. There were no discontinued operations in the six months to 30 June 2003.

Net (loss)/income

As a result of the foregoing factors the net result improved from a loss of £14.9m in Quarter 2 2003 to a loss of £3.8m in Quarter 2 2004. For the six months to 30 June 2004, net income was £3.2m compared to a net loss of £9.7m for H1 2003.

Balance sheet and cashflow statement

Cash at bank and in hand stood at £49.5m at 30 June 2004 from £56.1m at 30 June 2003 and £51.3m at 31 March 2004. Unrestricted cash included within the above decreased to £48.6m at 30 June 2004 from £56.1m at 30 June 2003 and £50.5m at 31 March 2004. The year-over-year decrease was principally due to an increase in capital expenditures together with a reduction in the average payment times for airline creditors.

Goodwill and other intangible assets have remained unchanged at 30 June 2004 compared to 31 March 2004 at £38.5m and £34.0m respectively as there have been no impairment charges or acquisitions during Quarter 2 2004.

Property, plant and equipment (net) decreased to £15.1m at 30 June 2004 compared to £16.2m at 31 March 2004. This results from depreciation charges for the quarter totalling £1.4m offset by capital expenditure, particularly on our online sales platforms and infrastructure, including web development and the installation of a new global voice and data network.

Changes in other balance sheet categories reflect trading performance in the quarter and amounts at 30 June 2004 are generally in line with 31 March 2004.

Capital Commitments

At 30 June 2004 the Group had no material capital commitments (31 December 2003: none).

Off Balance Sheet arrangements

The Group has no off balance sheet arrangements (31 December 2003: none).

Other Matters

On 13 August 2004, Tecnovate and its direct parent, Gate Pacific (a wholly owned subsidiary of the Company), entered into an incentive arrangement with Prashant Sahni, MD of Tecnovate, whereby he will be rewarded for realizing value in respect of Tecnovate’s business and developing strategies for the business, and furthermore, he may receive a supplemental award for generating third party customers for Tecnovate’s services. Both parts of this potential award, which are subject to stringent performance requirements, could in aggregate accrue up to 5% of the value of the Tecnovate business.

Quantitative and qualitative disclosures about market risk

The group is exposed to market risks from changes in foreign currency exchange rates and interest rates. We monitor and manage these risks as an integral part of our overall risk management programme, which recognizes the unpredictability of financial markets and seeks to reduce their potentially adverse effects on our results.

The group’s exposure to such market risks has not significantly changed from the exposure as at 31 December 2003, reported in Item 11 of Form 20-F.

Critical accounting policies

A detailed discussion of our critical accounting policies and the use of estimates in applying those policies is included in our Form 20-F for the year ended 31 December 2003. In many cases, a high degree of judgment is required, either in the application and interpretation of accounting literature or in the development of estimates that impact our financial statements. These estimates may change in the future if underlying assumptions or factors change.

The following critical accounting policy was subject to changes in estimates as of 30 June 2004.

Deferral of revenue recognition relating to segment income

Under the terms of a fixed-term agreement with one of its partners, the group received an up-front payment and in addition earns income based on the volume of its trade with that partner. However, under this agreement, the company is required to achieve a certain level of sales otherwise it will incur contract performance charges.

In its US GAAP financial statements, the Group has deferred the recognition of revenue from the up-front payment since this was potentially repayable in full but, in prior periods, had recognized per segment revenue based on the volume of trade because the likelihood of repayment of segment revenues was considered remote. As the volume of trade under the contract in 2004 has been significantly lower than previously anticipated, management has concluded that segment revenues earned under this agreement since 1 April 2004 should be deferred until the maximum potential exposure to contract performance charges is reached.

Note on revenue recognition policy (unchanged from prior periods)

There are broadly three types of turnover or revenue recognition within the travel industry. Revenue that is recognised on a booked basis, revenue that is recognised on ticketed basis and revenue that is recognised on a departure basis. ebookers recognises revenue on a ticketed basis. We believe that this is the appropriate approach, as we only issue the supplier ticket (e.g. airline ticket, hotel or car voucher) once we have received customer payment and when ticketed, the risk is passed onto our suppliers. If a customer does cancel after a ticket or voucher is issued our revenue is not substantially at risk as our cancellation fees are usually equal to our revenue margin.

Departure-based recognition is common among direct travel suppliers such as airlines, hotels and tour operators with their own airlines and hotels. This is because, in contrast to agents such as ebookers, they have not fulfilled their obligations to the customer until the departure date.

Michael J. A. Healy

Chief Financial Officer

ebookers plc

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED QUARTERLY PROFIT AND LOSS ACCOUNT UNAUDITED [Prepared in accordance with UK GAAP]	Quarter ended 30-Jun-04 £’000		Quarter ended 30-Jun-03 £’000 (restated - note 5)		Quarter Ended 31-Mar-04 £’000		Half year ended 30-Jun-04 £’000		Half year ended 30-Jun-03 £’000 (restated - note 5)

Gross Sales	135,568		118,268		159,633		295,201		226,930

Turnover before exceptional item	17,299		14,925		21,149		38,448		29,212
Exceptional item (note 3)	(844)		-		-		(844)		-

Turnover	16,455		14,925		21,149		37,604		29,212

Distribution costs:
Sales and marketing	(9,247)		(8,420)		(11,315)		(20,562)		(16,036)

Administrative expenses:
Technology costs	(1,314)		(1,077)		(1,179)		(2,493)		(2,457)
General administrative expenses	(6,636)		(6,670)		(5,315)		(11,951)		(10,600)
Depreciation	(1,353)		(966)		(1,550)		(2,903)		(1,648)
Amortisation of profit on sale and leaseback transaction	-		51		-		-		125
Stock compensation credit (cost)	(103)		(144)		37		(66)		(296)
Amortisation of goodwill	(1,961)		(2,253)		(2,034)		(3,995)		(4,159)
Exceptional items	(2,341)		(2,225)		(1,151)		(3,492)		(6,065)

Total administrative expenses	(13,708)		(13,284)		(11,192)		(24,900)		(25,100)

Total operating expenses	(22,955)		(21,704)		(22,507)		(45,462)		(41,136)

Operating loss	(6,500)		(6,779)		(1,358)		(7,858)		(11,924)

Exceptional profit on disposal of business / deemed partial disposal of subsidiary	113		-		2,693		2,806		-

Finance charges (net)	(42)		(111)		(82)		(124)		178

Profit (loss) on ordinary activities before taxation	(6,429)		(6,890)		1,253		(5,176)		(11,746)

Tax charge on profit (loss) on ordinary activities	(66)		94		(35)		(101)		84

Profit (loss) on ordinary activities after taxation
for the financial period	(6,495)		(6,796)		1,218		(5,277)		(11,662)

Equity minority interests	(8)		-		(14)		(22)		-

Retained profit (loss) for the financial period transferred to (from) reserves	(6,503)		(6,796)		1,204		(5,299)		(11,662)

Weighted basic average number of shares (in thousands)	64,984		63,449		64,964		64,974		60,699
Weighted diluted average number of shares (in thousands)	64,984		63,449		69,199		64,974		60,699

Basic profit (loss) per share	(10.01)	p	(10.71)	p	1.85	p	(8.16)	p	(19.21)	p

Diluted profit (loss) per share	(10.01)	p	(10.71)	p	1.74	p	(8.16)	p	(19.21)	p

CONSOLIDATED BALANCE SHEET UNAUDITED	30-Jun-04 £’000	30-Jun-03 £’000 (restated - note 5)	31-Mar-04 £’000
[Prepared in accordance with UK GAAP]

FIXED ASSETS
Intangible assets	46,676	55,720	48,689
Tangible assets	15,867	11,553	16,664

	62,543	67,273	65,353

CURRENT ASSETS
Debtors	14,084	15,106	16,058
Cash at bank and in hand	49,507	56,060	51,317

	63,591	71,166	67,375

CREDITORS: amounts falling due within one year	(66,332)	(73,209)	(66,385)

NET CURRENT ASSETS (LIABILITIES)	(2,741)	(2,043)	990

TOTAL ASSETS LESS CURRENT LIABILITIES	59,802	65,230	66,343

CREDITORS: amounts falling due after more than one year	(15,596)	(16,441)	(16,606)

PROVISIONS FOR LIABILITIES AND CHARGES	(2,093)	(2,053)	(1,211)

NET ASSETS	42,113	46,736	48,526

CAPITAL AND RESERVES
Called up share capital	9,103	8,903	9,097
Share premium account	115,581	113,188	115,476
Merger reserve	2,194	2,194	2,194
Shares to be issued	17,687	19,570	17,611
Profit and loss account	(102,603)	(97,119)	(95,994)

EQUITY SHAREHOLDERS’ FUNDS	41,962	46,736	48,384

Equity minority interests	151	-	142

TOTAL CAPITAL EMPLOYED	42,113	46,736	48,526

CONSOLIDATED CASHFLOW STATEMENT UNAUDITED [Prepared in accordance with UK GAAP]	Quarter ended 30-Jun-04 £’000	Quarter ended 30-Jun-03 £’000 (restated - note 5)	Quarter Ended 31-Mar-04 £’000	Half year ended 30-Jun-04 £’000	Half year Ended 30-Jun-03 £’000 (restated - note 5)

Net cash inflow (outflow) from operating activities	(1,106)	9,091	500	(606)	(1,063)

Returns on investment and servicing of finance
Interest received	332	206	392	724	655
Interest paid	(385)	(232)	(269)	(654)	(392)

Net cash flow from returns on investment and servicing of finance	(53)	(26)	123	70	263

Overseas tax received (paid)	(20)	(131)	6	(14)	(162)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(1,116)	(1,687)	(2,443)	(3,559)	(2,471)
Proceeds from sale of tangible fixed assets	141	-	341	482	-

Net cash flow from capital expenditure and financial investment	(975)	(1,687)	(2,102)	(3,077)	(2,471)

Acquisitions
Payment to acquire subsidiary (Vendor Placing: £30,500,000)	-	-	-	-	(40,409)
Net cash acquired with subsidiary	-	-	-	-	34,706

	-	-	-	-	(5,703)

Disposals
Proceeds from sale of business	179	-	3,600	3,779	-
Net cash disposed with business	-	-	(621)	(621)	-

	179	-	2,979	3,158	-

Net cash inflow (outflow) before financing	(1,975)	7,247	1,506	(469)	(9,136)

Financing
Issue of ordinary shares net of expenses	86	336	111	197	31,089
Capital element of finance lease repayments	(180)	(38)	(48)	(228)	(199)
Loan received net of expenses	334	-	2,378	2,712	14,360
Loan repaid	(75)	-	(3,091)	(3,166)	-
Expenses of issue of ordinary share capital	-	-	-	-	(1,748)

Net cash flow from financing	165	298	(650)	(485)	43,502

Increase/(decrease) in cash in the period	(1,810)	7,545	856	(954)	34,366

NOTES TO THE ACCOUNTS

Segmental analysis and trading information

	Gross Sales (1)			Turnover (2)
	Quarter ended 30-Jun-04 £’000	Quarter ended 30-Jun-03 £’000 (restated - note 5)	Quarter ended 31-Mar-04 £’000	Quarter ended 30-Jun-04 £’000	Quarter ended 30-Jun-03 £’000 (restated - note 5)	Quarter Ended 31-Mar-04 £’000
UK	92,030	85,832	114,707	11,148	11,324	14,994
Other Europe	43,277	32,436	43,757	5,043	3,601	4,986
Head Office and support	261	-	1,169	1,108	-	1,169

	135,568	118,268	159,633	17,299	14,925	21,149

	Profit (loss) Before Tax			Net assets/(liabilities)
	Quarter ended 30-Jun-04 £’000	Quarter ended 30-Jun-03 £’000 (restated - note 5)	Quarter ended 31-Mar-04 £’000	30-Jun-04 £’000	30-Jun-03 £’000 (restated - note 5)	31-Mar-04 £’000
UK	1,928	(3,363)	3,155	66,345	58,210	67,865
Other Europe	648	641	520	3,966	1,532	3,892
Head Office and support	(9,005)	(4,168)	(2,422)	(28,198)	(13,006)	(23,231)

	(6,429)	(6,890)	1,253	42,113	46,736	48,526

(1) Gross sales represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by the Group, as opposed to the margin earned per the Group’s turnover definition. The Group reports total transaction value since the Directors believe that it reflects more accurately the cash flows within the Group. It is also a widely used measure of company size within the travel sector. Most of our supplier incentives and bonus payments are based on Gross Sales and this is the cash, net of our margin, that is paid to our suppliers. This helps negotiate new contracts where we receive further supplier incentives and bonuses.

(2) Turnover (before exceptional items) in the Group consists largely of the margins on sales of discounted airfares on scheduled flights as well as other travel products and services. The Group recognises revenue at the time the reservation is ticketed and all the payment have been received as at this point the risk is passed onto our suppliers. In cases where customers have the ability to cancel and obtain refunds after ticketing, the Group is able to estimate its refund obligations and such obligations are accounted for as a deduction from turnover.

Turnover includes credit card income and other travel product margins from hotel reservations, car rental and travel insurance. Incentive income is also received from the Group’s service provider business partners and is recognised as turnover as the Group’s entitlement arises based on forecast levels of contractual performance. In addition, turnover also includes advertising revenue earned during the period.

Reconciliation of operating loss to net cash inflow (outflow) from operating activities

	Quarter ended 30-Jun-04 £’000	Quarter ended 30-Jun-03 £’000 (restated - note 5)	Quarter ended 31-Mar-04 £’000	Half year ended 30-Jun-04 £’000	Half year ended 30-Jun-03 £’000 (restated - note 5)

Operating loss	(6,500)	(6,779)	(1,358)	(7,858)	(11,924)
Amortisation of goodwill	1,961	2,253	2,034	3,995	4,159
Depreciation	1,353	966	1,550	2,903	1,648
Stock compensation (credit) cost	103	144	(37)	66	296
National Insurance relating to stock options	(123)	1,197	(652)	(775)	260
Amortisation of profit on sale and leaseback transaction	-	(51)	-	-	(125)
Profit (loss) on disposal of fixed assets	49	-	(135)	(86)	-
Issue of shares for non-cash consideration	-	-	-	-	16
(Increase)/decrease in debtors	1,109	339	(2,463)	(1,354)	(3,528)
One-off trading cash receipt	-	-	-	-	1,118
Increase (decrease) in creditors	(1,547)	10,389	792	(755)	2,859
Non cash exceptional items (1)	2,489	633	769	3,258	4,158

Net cash inflow (outflow) from operating activities	(1,106)	9,091	500	(606)	(1,063)

Non cash exceptional items pertain to provision for contract contingencies of £1,005,000, adjustments to turnover of £844,000 and restructuring costs relating to accelerated depreciation of £640,000.

Exceptional items

	Quarter ended 30-Jun-04 £’000	Quarter ended 30-Jun-03 £’000 (restated - note 5)	Quarter ended 31-Mar-04 £’000	Half year ended 30-Jun-04 £’000	Half year ended 30-Jun-03 £’000 (restated - note 5)

Restructuring costs including fixed asset write offs	1,223	513	2,034	3,257	513
Reversal of one off award accrued in Q3, 2003			(993)	(993)
Goodwill impairment in relation to ebookers Holland	-	-	110	110	-
Stock compensation charges (including NI) and retirement costs	-	-	-	-	3,608
Acquisition and integration costs	-	1,712	-	-	1,944
Provision for contract contingencies (1)	1,005	-	-	1,005	-
Others	113	-	-	113	-

	2,341	2,225	1,151	3,492	6,065
Adjustments to turnover (2)	844	-	-	844	-

Exceptional items (including adjustments to turnover)	3,185	2,225	1,151	4,336	6,065

Profit on sale of business / deemed partial disposal of subsidiary (3)	(113)	-	(2,693)	(2,806)	-

Exceptional items (net)	3,072	2,225	(1,542)	1,530	6,065

(1) In the prior year, the Company entered into a contract with a GDS supplier wherein it committed to certain targets for segment income. Based on current projections management believes that the Company will not meet a portion of these commitments, and accordingly has recorded a provision in Quarter 2 of £1,005,000 representing the estimated financial impact of current and future penalties.

(2) Based on review of contracts with air suppliers, management believes that £844,000 of income previously recorded will not be receivable and accordingly the entire amount has been written off.

(3) The sale of The Adventures Company realised cash of £3.6m. At the date of sale The Adventure Company had £415,000 of net liabilities and goodwill associated with it of £1,212,000.

In addition there are costs in relation to the sale of approximately £110,000. Accordingly, £2.7m was recorded as profit from its sale during the quarter ended 31 March 2004.

Refer to the UK GAAP financial review for further details.

Reconciliation of adjusted measures

	Quarter Ended 30-Jun-04 £’000	Quarter ended 30-Jun-03 £’000 (restated - note 5)	Quarter ended 31-Mar-04 £’000	Half year ended 30-Jun-04 £’000	Half year ended 30-Jun-03 £’000 (restated - note 5)

Profit (loss) on ordinary activities before taxation	(6,429)	(6,890)	1,253	(5,176)	(11,746)
(Deduct) add back:
Exceptional profit on sale of business / deemed partial disposal of subsidiary	(113)	-	(2,693)	(2,806)	-
Stock compensation	103	144	(37)	66	296
National Insurance on share options	(123)	1,197	(652)	(775)	260
Exceptional costs (including adjustments to turnover)	3,185	2,225	1,151	4,336	6,065
Amortisation of goodwill	1,961	2,253	2,034	3,995	4,159
Finance charges (net)	42	111	82	124	(178)

Adjusted pre tax profit (loss)	(1,374)	(960)	1,138	(236)	(1,144)

Adjusted net operating costs
Total operating expenses	(22,955)	(21,704)	(22,507)	(45,462)	(41,136)
(Deduct) add back:
Stock compensation	103	144	(37)	66	296
National Insurance on share options	(123)	1,197	(652)	(775)	260
Exceptional costs	2,341	2,225	1,151	3,492	6,065
Amortisation of goodwill	1,961	2,253	2,034	3,995	4,159

Adjusted net operating costs	(18,673)	(15,885)	(20,011)	(38,684)	(30,356)

Turnover (excluding exceptional items)	17,299	14,925	21,149	38,448	29,212
Adjusted net operating costs	(18,673)	(15,885)	(20,011)	(38,684)	(30,356)

Adjusted pre tax profit (loss)	(1,374)	(960)	1,138	(236)	(1,144)

Prior period restatement

The Group previously issued unaudited financial information for the three and six months ended 30 June 2003. Subsequent to the issuance, management determined that previously issued financial information should be restated due to a number of items. All of these items were corrected in the audited financial statements for the year ended 31 December 2003.

The table below summarizes the amounts previously reported and the restated amounts.

		As previously reported	As restated

	Adjustment	Six months ended / as at 30-Jun-03 £’000	Six months ended / as at 30-Jun-03 £’000

Consolidated balance sheet

Tangible assets	1	10,916	11,553

Net current assets (liabilities)	2	(2,022)	(2,043)
Equity shareholders’ funds		46,120	46,736

Consolidated profit and loss account

Turnover	2	29,312	29,212
General and administrative expenses		(10,602)	(10,600)

Exceptional items	1	(6,758)	(6,065)
Operating loss		(12,469)	(11,924)
Finance charges (net)	3	213	178
Tax charge on profit (loss) on ordinary activities		(20)	84
Profit (loss) on ordinary activities after taxation		(12,276)	(11,662)

A description of the significant adjustments resulting in the restatement above is as follows:

Adjustment 1 - Tangible fixed assets, exceptional items

Reversal of excess depreciation on tangible fixed assets

During the quarter ended 30 June 2003 the Group incorrectly recorded an excess write-off of fixed assets of £693,000. This was corrected in the audited financial statements for the year ended 31 December 2003 and the correcting entry booked in the quarter 4 results. As a result, the Group has reversed the write back of £693,000 previously recorded in the quarter ended 31 December 2003 and included this entry in the quarter ended 30 June 2003.

Adjustment 2 - Turnover, net current assets

Deferral of revenue previously recognized relating to upfront fees

At 31 December 2003, the Group reviewed the accounting for upfront fees received from its Global Distribution Systems (GDS). GDS are suppliers of reservation technology for scheduled flights, hotels and other travel-related products. These agreements provide, amongst other items, for initial signing-on fees payable to the Group.

As a result of this review, the Group identified revenue which had been inappropriately recognised in previously published financial information which was corrected in the audited financial statements for the year ended 31 December 2003. As a result, revenues of £52,000 have been reversed in the quarter ended 30 June 2003 and £103,000 in the Quarter ended 30 September 2003.

Airline incentives

At 31 December 2003, the Group reviewed its performance under contracts with air suppliers. As a result of this review it was identified that the receivable balances stated at 30 June 2003 and the income for the quarter then ended had been overstated by £85,000 which has been reversed. Similarly, the effect for the quarter ended 30 September 2003 and the receivable at that date were that these balances were overstated by £302,000. These adjustments were appropriately recorded in audited financial statements for the year ended 31 December 2003.

Adjustment 3 - Finance charges, net

Amortization of debt issuance costs

In the previously reported results for the quarter ended 30 June 2003, issuance costs relating to long term debt were amortized on a straight line basis over the life of the loan. However, these costs should have been amortized based on the effective interest method. The result is a £35,000 increase in interest expense in the restated financial information for the quarter ended 30 June 2003; and £63,000 in Q3 2003.

In addition, certain other immaterial adjustments not described above have been made. These were all corrected in the audited financial statements for the year ended 31 December 2003.

Other matters

This statement has been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2003.

The financial information set out above does not constitute the Company or Group’s statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for 2002 and 2003 have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under S237 (2) or (3) Companies Act 1985. The financial information for the three month periods ended 30 June 2004, 30 June 2003 and 31 March 2004 and the six month periods ended 30 June 2004 and 30 June 2003 have neither been audited nor reviewed by the Group’s auditors. This document was approved by the Directors on 11 August 2004.

SUPPLEMENTARY INFORMATION PREPARED IN ACCORDANCE WITH US GAAP

CONSOLIDATED CONDENSED BALANCE SHEETS

(Unaudited)	As at June 30, 2004 US $’000	As at June 30, 2004 £’000	As at June 30, 2003 £’000	As at March 31, 2004 £’000
			(restated -note 8)	(restated -note 8)
ASSETS
Current assets:
Cash and cash equivalents	88,099	48,603	56,061	50,496
Restricted cash	1,639	904	-	821
Accounts receivable, net of allowance for doubtful accounts of £396,000 at 06/30/04, £633,000 at 06/30/03 and £526,000 at 03/31/04	4,740	2,615	3,438	2,446
Prepaid expenses	11,527	6,360	4,266	4,140
Other current assets	7,136	3,937	5,871	8,835

Total current assets	113,141	62,419	69,636	66,738

Property, plant and equipment, net	27,441	15,139	10,840	16,230
Goodwill	69,776	38,495	62,098	38,495
Other intangible assets	61,628	34,000	-	34,000
Other non-current assets	1,758	970	577	905

TOTAL ASSETS	273,744	151,023	143,151	156,368

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	-	-	398	-
Accounts payable	84,609	46,679	56,916	49,501
Deferred income	13,460	7,426	7,446	6,358
Accrued expenses and other current liabilities	22,700	12,523	9,309	11,410

Total current liabilities	120,769	66,628	74,069	67,269

Deferred income taxes	18,489	10,200	-	10,200
Other long term liabilities	31,166	17,194	15,330	17,224

TOTAL LIABILITIES	170,424	94,022	89,399	94,693

Minority interest	274	151	-	142

Shareholders’ equity	103,046	56,850	53,752	61,533

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	273,744	151,023	143,151	156,368

Solely for the convenience of the reader, the financial information for the most recent financial period is also expressed in US dollars translated at a rate of £1: US $1.8126, which was the noon buying rate on June 30, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)	Quarter ended Jun30, 2004 US$‘000	Quarter ended Jun30, 2004 £‘000	Quarter ended Mar31, 2004 £‘000	Quarter ended Jun30, 2003 £‘000	Half-year ended Jun30, 2004 £‘000	Half-year ended Jun30, 2003 £‘000
			(restated -note 8)	(restated -note 8)		(restated -note 8)

Revenue	28,655	15,809	20,368	14,151	36,177	28,608

Operating expenses:
Marketing and sales	16,761	9,247	11,140	8,617	20,387	16,327
General and administrative	11,100	6,124	1,258	16,422	7,382	16,185
Depreciation	2,587	1,427	1,584	966	3,011	1,648
Restructuring charges and impairments	3,000	1,655	1,085	1,876	2,740	1,876
Product technology and development	2,382	1,314	1,179	1,078	2,493	2,458

Total operating expenses	35,830	19,767	16,246	28,959	36,013	38,494

Operating (loss)/income from continuing operations	(7,175)	(3,958)	4,122	(14,808)	164	(9,886)

Other gains/expenses, net	297	164	-	(70)	164	25
Interest income/expenses, net	44	24	9	(80)	33	114

(Loss)/income from continuing operations before income taxes	(6,834)	(3,770)	4,131	(14,958)	361	(9,747)

Income tax (benefit)/charge	(118)	(65)	(35)	94	(100)	84

(Loss)/income from continuing operations	(6,952)	(3,835)	4,096	(14,864)	261	(9,663)

Discontinued operations:
Loss from discontinued operations (net of applicable taxes)	-	-	(17)	-	(17)	-
Gain on disposal of operations	-	-	3,019	-	3,019	-

(Loss)/income before minority interest	(6,952)	(3,835)	7,098	(14,864)	3,263	(9,663)

Minority interest in income of consolidated subsidiary	(15)	(8)	(14)	-	(22)	-

Net (loss)/income	(6,967)	(3,843)	7,084	(14,864)	3,241	(9,663)

Basic (loss)/income per share
(Loss)/income from continuing operations	$(0.11)	£(0.06)	£0.06	£(0.23)	-	£(0.16)
Income and gains from discontinued operations	-	-	£0.05	-	£0.05	-

Net (loss)/income	$(0.11)	£(0.06)	£0.11	£(0.23)	£0.05	£(0.16)

Basic weighted-average number of shares ‘000	64,984	64,984	64,964	63,449	64,974	60,699

Diluted (loss)/income per share
(Loss)/income from continuing operations	$(0.11)	£(0.06)	£0.06	£(0.23)	-	£(0.16)
Income and gains from discontinued operations	-	-	£0.04	-	£0.05	-

Net (loss)/income	$(0.11)	£(0.06)	£0.10	£(0.23)	£0.05	£(0.16)

Diluted weighted average number of shares ‘000	64,984	64,984	69,533	63,449	69,076	60,699

Basic earnings per ADR
(Loss)/Income from continuing operations	$(0.21)	£(0.12)	£0.13	£(0.47)	£0.01	£(0.32)
Income and gains from discontinued operations	-		£0.09	-	£0.09	-

Net (loss)/income	$(0.21)	£(0.12)	£0.22	£(0.47)	£0.10	£(0.32)

Basic weighted-average number of ADR‘s ‘000	32,492	32,492	32,482	31,725	32,487	30,350

Diluted earnings per ADR
(Loss)/Income from continuing operations	$(0.21)	£(0.12)	£0.12	£(0.47)	£0.01	£(0.32)
Income and gains from discontinued operations	-		£0.09	-	£0.09	-

Net (loss)/income	$(0.21)	£(0.12)	£0.20	£(0.47)	£0.10	£(0.32)

Diluted weighted average number of ADR‘s ‘000	32,492	32,492	34,767	31,725	34,538	30,350

Solely for the convenience of the reader, the financial information for the most recent financial period is also expressed in US dollars translated at a rate of £1: US $1.8126, which was the noon buying rate on June 30, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.

(Unaudited)	Quarter ended Jun30, 2004 US$‘000	Quarter ended Jun30, 2004 £‘000	Quarter ended Mar31, 2004 £‘000	Half-year ended Jun30, 2004 £‘000	Half-year ended Jun30, 2003 £‘000
			(restated)		(restated)
Cash flows from operating activities:
Net income/(loss)	(6,967)	(3,843)	7,084	3,241	(9,663)
Adjustments to reconcile (loss)/income from operations to net cash (used by)/provided by operations:
Depreciation	2,587	1,427	1,584	3,011	1,648
Stock compensation	(1,481)	(817)	(4,078)	(4,895)	2,475
Write off/(gain) on sale of property, plant and equipment	1,011	558	341	899	(559)
Impairment of goodwill	-	-	311	311	-
Other gains/Gain on disposal of discontinued operations	(297)	(164)	(3,019)	(3,183)	(50)
Discounting of deferred consideration	-	-	15	15	74
Changes in operating assets and liabilities, net of the effect of acquisition	2,904	1,601	(1,676)	(75)	4,962

Net cash provided by/(used by) continuing operations	(2,243)	(1,238)	562	(676)	(1,113)

Cash flows from investing activities:
Decrease/(increase) in restricted cash	(150)	(83)	-	(83)	3,484
Proceeds from sale of property, plant and equipment	256	141	341	482	-
Capital expenditures	(1,586)	(875)	(2,284)	(3,159)	(2,471)
Proceeds from disposal of operations, including cash retained by ebookers	324	179	3,600	3,779	-
Cash disposed of with operation	-	-	(621)	(621)	-
Other non-current assets	(437)	(241)	(159)	(400)	-
Payment to acquire subsidiary, net of cash acquired	-	-	-	-	(5,703)

Net cash provided by/(used in) investing operations	(1,593)	(879)	877	(2)	(4,690)

Cash flows from financing activities:
Change in bank overdraft	-	-	-	-	(36)
Proceeds from issuance of ordinary shares, net	156	86	111	197	29,342
Proceeds from loans and capital leases	605	334	2,378	2,712	14,360
Payment of deferred consideration	-	-	(3,000)	(3,000)	-
Repayment of loan	(136)	(75)	(91)	(166)	-
Capital element of finance lease repayments	(368)	(203)	(78)	(281)	(199)

Net cash (used by)/provided by financing operations	257	142	(680)	(538)	43,467

Effect of exchange rates on cash	149	82	97	179	152

Net (decrease)/increase in cash and cash equivalents	(3,430)	(1,893)	856	(1,037)	37,816
Cash and cash equivalent at beginning of the period	91,529	50,496	49,640	49,640	18,245

Cash and cash equivalent at end of the period	88,099	48,603	50,496	48,603	56,061

Supplemental disclosure of cash flow activity:
Cash payments for interest	698	385	269	654	392
Cash receipts/(payments) for tax	(36)	(20)	6	(14)	(162)

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

Solely for the convenience of the reader, the financial information for the most recent financial period is also expressed in US dollars translated at a rate of £1: US $1.8126, which was the noon buying rate on June 30, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.

CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Unaudited)			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total
	Ordinary shares
In £‘000 except share data	Shares	Amount

Balance as of December 31, 2003 (restated)	64,931,348	9,090	137,207	(467)	(87,284)	58,546

Net income (restated)	-	-	-	-	7,084	7,084
Translation adjustments	-	-	-	(130)	-	(130)

income, net of tax restated)				(130)	7,084	6,954

Issue of ordinary shares	44,610	7	104	-	-	111
Ordinary shares and options awarded as compensation	-	-	(4,078)	-	-	(4,078)

Balance as of March 31, 2004 (restated)	64,975,958	9,097	133,233	(597)	(80,200)	61,533

Net loss	-	-	-	-	(3,843)	(3,843)
Translation adjustments	-	-	-	(109)	-	(109)
Total comprehensive
loss, net of tax				(109)	(3,843)	(3,952)

Issue of ordinary shares	47,199	6	80	-	-	86
Ordinary shares and options awarded as compensation	-	-	(817)	-	-	(817)

Balance as of June 30, 2004	65,023,157	9,103	132,496	(706)	(84,043)	56,850

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of ebookers plc and subsidiaries (the “Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission for interim financial statements. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments that management considers necessary for a fair presentation of its financial position, operating results and cash flows for the interim periods presented. All intercompany accounts and transactions have been eliminated in consolidation. Operating results and cash flows for interim periods are not necessarily indicative of results for the entire year. These interim financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Group’s Annual Report on Form 20 -F for the year ended December 31, 2003.

Convenience translations

The unaudited condensed consolidated financial statements are presented in pounds sterling. In addition, the unaudited condensed consolidated financial statements as of and for the quarter ended June 30, 2004 are also presented in U.S. dollars. These U.S. dollar amounts are presented solely for the convenience of the reader at the rate of £1.00 = $1.8126, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2004. No representation is made that the amounts shown could have been or could be converted into U.S. dollars at that or any other rate.

Loss per share

In accordance with SFAS No. 128, “Earnings Per Share”, basic loss per share is based upon the weighted average number of ordinary shares outstanding. Diluted loss per share is based upon the weighted average number of ordinary and potential ordinary shares for each period presented. Potential ordinary shares include stock options using the treasury stock method. Potential ordinary shares have been excluded from diluted weighted average ordinary shares when the effect would be anti-dilutive.

SEGMENTAL ANALYSIS

The Group is engaged in the business of selling travel products and services to the general public. Customers can access the various websites operated by the Group from various countries and in various languages. Sales of travel and travel related products and services are evaluated in total by management and accordingly no presentation of segment information by product is considered appropriate. The Group attributes revenues from customers in different geographical areas on the basis of the office from which the sale is ticketed. For the six months ended June 30, 2004, no customer accounted for more than ten percent of revenues. At June 30, 2004, the Group sold travel products and services in eleven different countries.

ebookers is organized into three reportable segments: UK, Other Europe and Head Office and Support. Other Europe comprises the Group’s operations in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, the Netherlands, Norway, Spain, Sweden and Switzerland. Each segment offers travel products and services including air tickets, hotels, car hire, travel insurance and various other products as well as some non-travel products. The accounting policies of the segments are based on accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ from US GAAP in certain significant respects. ebookers evaluates performance based on gross sales, and UK GAAP profit or loss from operations before income taxes, exceptional items as defined by UK GAAP, goodwill amortization, stock compensation and National Insurance on stock options (“Adjusted Pre-Tax Profit”). Refer to note 4 in the UK GAAP results.

Previously, there were two separate reportable segments in the United Kingdom as a result of the Company’s acquisition of the Travelbag Group during fiscal 2003, which was managed separately during that year. As part of the ebookers’ restructuring program, the management of these reportable segments has been combined to form a single UK segment and the prior periods have been restated to reflect the current period presentation.

Summarized financial information, measured under UK GAAP, concerning the reportable segments is as follows:

	UK £‘000	Other Europe £‘000	Head Office& Support £‘000	Total £‘000
Quarter ended June 30, 2004
Gross sales (1)	92,030	43,277	261	135,568
Turnover (before exceptional items)	11,148	5,043	1,108	17,299
Adjusted pre-tax (loss)/profit (2)	1,992	648	(4,014)	(1,374)

Quarter ended June 30, 2003 (restated)
Gross sales (1)	85,832	32,436	-	118,268
Turnover	11,324	3,601	-	14,925
Adjusted pre-tax (loss)/profit (2)	(139)	839	(1,660)	(960)

Half-year ended June 30, 2004
Gross sales (1)	206,737	87,034	1,430	295,201
Turnover	26,142	10,029	2,277	38,448
Adjusted pre-tax (loss)/profit (2)	4,552	1,495	(6,283)	(236)

Half-year ended June 30, 2003 (restated)
Gross sales (1)	166,787	59,811	332	226,930
Turnover	22,179	6,701	332	29,212
Adjusted pre-tax (loss)/profit (2)	714	1,091	(2,949)	(1,144)

(1) Gross sales represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by the Group, as opposed to the margin earned per the Group’s turnover definition. The Group reports total transaction value since the Directors believe that it reflects more accurately the cash flows within the Group. It is also a widely used measure of company size within the travel sector. Most of our supplier incentives and bonus payments are based on Gross Sales and this is the cash, net of our margin, that is paid to our suppliers. This helps negotiate new contracts where we receive further supplier incentives and bonuses.

(2) A reconciliation of UK GAAP adjusted pre-tax profit/(loss) to US GAAP income/(loss) from continuing operations before tax for the quarters/half years ended June 30, 2004 and June 30, 2003, is as follows:

Reconciliation between UK and US GAAP

	Quarter ended June30, 2004 £‘000	Quarter ended June30, 2003 £‘000	Half-year ended June30, 2004 £‘000	Half-year ended June30, 2003 £‘000
		(restated)		(restated)

Segmental adjusted pre-tax (loss)/profit	(1,374)	(960)	(236)	(1,144)
Stock compensation	(103)	(144)	(66)	(296)
National insurance on stock options	123	(1,197)	775	(260)
Amortization of goodwill	(1,961)	(2,253)	(3,995)	(4,159)
UK GAAP operating exceptional items	(3,185)	(2,225)	(4,336)	(6,065)
Exceptional profit on disposal of business	113	-	2,806	-
Finance charges (net)	(42)	(111)	(124)	178

UK GAAP loss on ordinary activities before taxation	(6,429)	(6,890)	(5,176)	(11,746)

US GAAP adjustments
Revenue recognition (3)	(1,490)	(1,071)	(1,508)	(996)
Fair value of forward exchange contracts (3)	38	-	134	-
Amortization of goodwill ((3)	1,961	2,253	3,995	4,159
Amortization on sale and leaseback transaction (3)	37	-	87	(25)
Stock compensation (3)	919	(10,856)	4,960	(2,180)
National insurance (3)	(125)	1,197	(808)	632
Deferred consideration (3)	-	(74)	-	(74)
Restructuring charges (4)	(582)	483	-	483
Impairment of goodwill relating to European entity (5)	-	-	(201)	-
Profit on sale of business (6)	52	-	52	-
Loss from discontinued operations (net of applicable taxes) (7)	-	-	17	-
Gain on disposal of operations (7)	-	-	(2,693)	-
Exceptional revenue reversal (8)	844	-	497	-
Provision for contract contingencies (9)	1,006	-	1,006	-

Subtotal adjustments	2,659	(8,068)	5,537	1,999

US GAAP income from continuing operations before tax	(3,770)	(14,958)	361	(9,747)

(3) For a detailed discussion of our accounting policies, and the differences in those policies under UK GAAP and US GAAP relating to these reconciling items, please refer to note 2 to our Financial Statements for the year ended December 31, 2003, included in our Form 20-F.

(4) Restructuring charges

Under UK GAAP, restructuring charges are provided in full, from the date of the announcement of the plan, including employee termination benefits, property exit costs, equipment write-downs and other restructuring related costs. Under US GAAP, different requirements apply such that certain restructuring charges are recognized in different accounting periods compared to UK GAAP. For example, property exit costs are only recognized from the date that the Company ceases use of the property.

(5) Impairment of goodwill relating to European entity

Under UK GAAP impairment of goodwill is assessed for an income generating unit by comparing its carrying value to the future discounted cash flows expected to be generated by the income generating unit. Any excess is recorded as an impairment. Under US GAAP impairment of goodwill is assessed at a reporting unit level, which will not always correspond to an income generating unit under UK GAAP. Furthermore, any goodwill impairment under US GAAP is calculated by comparing the carrying value of goodwill to its implied fair value, which is calculated by allocating the estimated fair value of the reporting unit in a hypothetical purchase price allocation.

(6) Profit on sale of business

Under UK GAAP, goodwill acquired with the original purchase of the Holland business was included in determining the gain on disposal of offline parts of the business in Q2-04. Under US GAAP, this goodwill attaches to the entire Holland business, including those elements of the business, which the Group retains, and was instead subject to an impairment test following the decision to dispose of those offline elements.

(7) Discontinued operations

Under UK GAAP, results of discontinued operations and any gain or loss on disposal are included within profit on ordinary activities before taxation. Under US GAAP, these items are reported separately after income from continuing operations before tax.

(8) Exceptional revenue reversal

Under UK GAAP, the error in calculating incentive revenue (see note 8 (1)) was reported in Q2-04 because it was not considered a fundamental error in relation to the audited financial statements for the year ended 31 December 2003. Under US GAAP, this item is corrected as a prior period adjustment to the year ended 31 December 2003 and the quarter ended 31 March 2004.

(9) Provision for contract contingencies

Under UK GAAP, the group has provided for contract contingencies, which under US GAAP are covered by a deferral of revenue.

Asset information has not been disclosed by reportable segment, as management does not evaluate this information by reportable segment. Long-lived assets, measured under US GAAP, by geographic region are as follows:

LONG-LIVED ASSETS

	As at June 30, 2004 £ ‘000	As at June 30, 2003 £ ‘000	As at March 31, 2004 £‘000
		(restated)

UK	82,222	68,220	83,565
Other Europe	6,382	5,295	6,065

	88,604	73,515	89,630

SHARE BASED COMPENSATION

At June 30, 2004, the Group was responsible for the administration of share-based employee compensation arrangements, which are more fully described in Note 12 to our Financial Statements for the year ended December 31, 2003, included in our Form 20-F. The Group accounts for these arrangements under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under APB No. 25, compensation cost is recognized over the vesting period based on the difference, if any, on the measurement date between the fair value of the Group’s shares and the amount an employee must pay to acquire the shares. The following table illustrates the effect on net loss and loss per share if the Group had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”.

	Quarter ended June 30, 2004 £‘000	Quarter ended Mar 31, 2004 £‘000	Quarter ended June 30, 2003 £‘000	Half-year ended June 30, 2004 £‘000	Half-year ended June 30, 2003 £‘000
		(restated)	(restated)		(restated)

	(in 000’s except share amounts)

Net (loss)/income as reported	(3,843)	7,084	(14,864)	3,241	(9,663)
Add: Share-based employee compensation expense included in reported net income, net of related tax effects	(816)	(4,078)	11,000	(4,894)	2,476
Deduct: Total share-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(983)	(1,857)	(179)	(2,840)	(4,856)

Net loss - proforma	(5,642)	1,149	(4,043)	(4,493)	(12,043)

Basic and diluted loss per share - as reported	£(0.09)	£0.02	£(0.06)	£(0.07)	£(0.20)

Basic and diluted loss per share - proforma	£(0.09)	£0.02	£(0.06)	£(0.07)	£(0.20)

The Group used the Black-Scholes option pricing model to determine the fair value of grants during the quarters ended June 30, 2004 and June 30, 2003. The following assumptions were applied in determining the pro forma compensation cost calculated above:

	Quarter ended June 30, 2004 £‘000	Quarter ended Mar 31, 2004 £‘000	Quarter ended June 30, 2003 £‘000	Half-year ended June 30, 2004 £‘000	Half-year ended June 30, 2003 £‘000

Expected dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	3.60%	2.40%	1.95%	3.59%	2.46%
Expected life of options	4	4	4	4	4
Expected share price volatility	81.12%	84.27%	89.06%	81.12%	89.06%

DISCONTINUED OPERATIONS

On March 11, 2004, we executed the sale of The Adventure Company, formerly Travelbag Adventures (“Adventures”) to First Choice Holidays plc for cash consideration of £3.6m, including retained cash from the business of £0.5m. Adventures sold escorted tours for groups - a difficult business to fulfil online. Consequently, Adventures was sold, as the Company determined that the business was non-core to ebookers’ online strategy.

As a result of the sale, ebookers recognized a gain on the sale of Adventures of £3.0m, which was included in income from discontinued operations on the statement of operations. Adventures was a component of the Travelbag segment in the Company’s financials for fiscal year 2003.

RESTRUCTURING PROVISION

The Group only recognizes a liability for a cost associated with an exit or disposal activity, including restructurings, when the liability for the cost is incurred; i.e. when it meets the definition of a liability. The group takes fair value as the objective for initial measurement. Based on the success of our Internet strategy, on March 22, 2004 we announced a significant cost reduction program to further improve the efficiency of the company. In accordance with this plan, we have incurred a net restructuring charge of £1.7m for the quarter ended June 30, 2004 and £2.7m for the half year ended June 30, 2004.

The components of restructuring charges recognized in the period are as follows:

	Quarter ended June 30, 2004 £‘000	Quarter ended Mar 31, 2004 £‘000	Quarter ended June 30, 2003 £‘000 (restated)	Half-year ended June 30, 2004 £‘000	Half-year ended June 30, 2003 £‘000 (restated)

Employee-termination benefits	436	235	340	671	340
Accelerated depreciation	558	342	134	900	134
Impairment of goodwill	-	311	120	311	120
Other	661	197	1,282	858	1,282

	1,655	1,085	1,876	2,740	1,876

We expect to incur additional restructuring charges amounting to approximately £0.5m over the third quarter of 2004, for additional accelerated depreciation, in connection with this same cost reduction program. This does not include amounts in respect of further employee terminations that were announced in Quarter 3, 2004.

GOODWILL AND INTANGIBLE ASSETS

	As at June30, 2004 £‘000	As at June30, 2003 £‘000	As at March31, 2004 £‘000
		(restated)

Goodwill, gross	44,279	67,831	44,279
Less: accumulated amortization	(5,784)	(5,733)	(5,784)

Goodwill, net	38,495	62,098	38,495

As a result of the sale of Adventures in the first quarter, approximately £973K was allocated to the calculation of the gain on the disposal as the sale represented a partial disposal of a reporting unit. In addition, an additional £311K was written off as part of the restructuring.

The purchase price allocation for the acquisition of Travelbag was finalized subsequent to furnishing the results for the quarter ended June 30, 2003.

The £34m of intangible assets relates to brands acquired as part of the Travelbag acquisition.

CONTINGENCIES

The Group has outstanding letters of credit, which as is typical for the travel business, act as a guarantee of payment to travel partners and the relevant travel authorities. There is no significant change to these letters of credit from the position reported in our Financial Statements for the year ended December 31, 2003, included in our Form 20-F.

From time to time, the Group may become involved in litigation in the normal course of business. Management is not aware of any threatened litigation or unasserted claims that would have a material effect on the Group’s financial condition, results of operations, and cash flows. There is no pending litigation against the Group or its business that the Group believes would have a material effect on its financial condition, results of operations or cash flows.

PRIOR PERIOD RESTATEMENTS

A description of the significant adjustments resulting in the restatement above is as follows:

Adjustment of revenue previously recognized relating to air incentive income

(1) The Group receives incentives from some airlines based on reaching certain revenue targets. In Quarter 2 2004, subsequent to the issuance of the Group’s audited financial statements for the year ended December 31, 2003 and unaudited financial information for the quarter ended March 31, 2004, the Group determined that the incentive income under one of these agreements has been calculated incorrectly. This reduced reported earnings by £497K for the full year ended December 31, 2003 and by a further £347K for Q1-04.

(2) Before the acquisition of Travelbag in March 2003, such incentive arrangements formed an insignificant part of the Group’s revenue. Subsequent to the acquisition of Travelbag, the Group should have adjusted its US GAAP revenues for Q2-03 and Q3-03 for revenue reported in its UK

GAAP financial statements, but which did not yet qualify for recognition under US GAAP. As a result, the Group has now reversed revenue and current assets of £328K for Q2-03 and a further £370K for Q3-03 and has changed the phasing for Q4-03. This change in phasing had no impact on the reported results for the full year ended December 31, 2003.

Deferral of revenue relating to signing on fees

The Group does not recognize revenue from signing on fees until potential penalty amounts are less than the signing on fee under the contract. Consequently, the Group should have adjusted its US GAAP revenues for Q2-03 and Q3-03 for revenue reported in its UK GAAP financial statements, but which did not yet qualify for recognition under US GAAP. As a result, the Group has now reversed revenue and current assets of £627K for Q2-03 and a £364K for Q3-03 and has changed the phasing for Q4-03. This change in phasing had no impact on the reported results for the full year ended December 31, 2003.

Reversal of excess depreciation on tangible fixed assets

During the quarter ended June 30, 2003 the Group incorrectly recorded an excess write-off of fixed assets of £693K. This was corrected in the audited financial statements for the year ended December 31, 2003 and the correcting entry booked in the quarter 4 results. As a result, the Group has reversed the £693K depreciation expense previously recorded Q2-03 and has changed the phasing for Q3-03. This had no impact on the reported results for the full year ended December 31, 2003.

Restructuring charges

The Group provided £483K in Q2-03 in respect of expected exit costs resulting from the decision to close premises, which the Group was committed to prior to June 30, 2003. However, as the building was subsequently used by a handful of administrative staff, with use only ceasing in Q4-03, no provision should have been made until Q4-03. As a result, the Group has now reversed a provision of £483K for Q2-03, which now occurs in Q4-03. This change in phasing had no impact on the reported results for the full year ended December 31, 2003.

As part of the integration of Travelbag, the Group decided to scrap certain assets, and replace them with suitable equipment to integrate with the rest of the Group’s operations. Consequently, in Q2-03 these assets were written down by £267K to their scrap value £50K. Under US GAAP, these assets should have been depreciated from when the decision was made to replace them over their remaining useful life, which the directors considered to be until the end of November 2003. Therefore, £134K of this write down should not have been taken at June 30, 2003 and £53K should not have been taken at September 30, 2003. As a result, the Group has changed the phasing of the write down previously recorded in Q2-03. This had no impact on the reported results for the full year ended December 31, 2003.

Discount of Deferred Purchase Consideration

£3m of the consideration paid for the acquisition of Travelbag was payable one year after the acquisition. As this was initially a long-term liability, it should have been discounted in accordance with APB Opinion No.21, “Interest on Receivables and Payables”. The group did discount the deferred consideration in preparing its Q4-03 and full year results. As a result the Group has now changed the timing of this entry, increasing interest expense by £74K for Q2-03 and £44K for Q3-03, increasing accrued expenses by £103K for Q2-03 and £59K for Q3-03, and reducing goodwill by £177K for both quarters, and has changed the phasing for Q4-03. This change in phasing had no impact on the reported results for the full year ended December 31, 2003.

There was also an adjustment relating to certain contingent consideration. Consideration of £2,029,000 was given to a principal shareholder of Travelbag in connection with the acquisition. This consideration was contingent on the Group receiving certain tax benefits. The Group initially recoded a tax asset of £2,029,000 and a liability within long-term liabilities to this principal shareholder for the same amount. However, this contingency should not be recorded until it is resolved, which it was not as of any of the above presented periods. Furthermore, the deferred tax asset should be have had a full valuation allowance as it was not more likely than not to be realized. As a result, the Group recorded a reclassification to reverse the tax asset recorded and reverse the liability to the former principal shareholder.

The following table shows the impact of the restatement on the key line items within the consolidated statement of operations and consolidated balance sheet for the quarters ended March 31, 2004 and June 30, 2003:

	Quarter ended Mar31, 2004 £'000 (As reported)	Quarter ended Mar31, 2004 £'000 (As restated)	Quarter ended June30, 2003 £'000 (As reported)	Quarter ended June30, 2003 £'000 (As restated)

Consolidated statement of operations
Revenue	20,715	20,368	14,867	14,151
Income/(loss) from continuing activities before taxation	4,443	4,131	(14,966)	(14,958)
Net income/(loss)	7,431	7,084	(14,976)	(14,864)

Basic income/(loss) per share	£0.11	£0.11	£(0.24)	£(0.23)
Diluted income/(loss) per share	£0.11	£0.10	£(0.24)	£(0.23)

	As at Mar31, 2004 £'000 (As reported)	As at Mar31, 2004 £'000 (As restated)	As at June30, 2003 £'000 (As reported)	As at June30, 2003 £'000 (As restated)

Consolidated balance sheet
Current assets	67,581	66,738	71,280	69,636
Total assets	157,212	156,368	144,471	143,151
Current liabilities	67,268	67,269	74,103	74,069
Total liabilities	94,692	94,693	90,831	89,399
Shareholders' equity	62,377	61,533	53,640	53,752